UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 20-K    [_] Form 10-Q  [_] Form N-SAR

     For Period Ended: August 31, 2003
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     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-K
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________


________________________________________________________________________________
  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________



PART I - REGISTRANT INFORMATION


Shimoda Resources Holdings, Inc.
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Full name of registrant

ElPlata Corporation
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Former name if applicable

1555 Flamingo Road, Suite 155
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Address of principal executive office (Street and number)

Las Vegas, Nevada  89119
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City, state and zip code




PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The filing could not be completed due to a delay in determining valuations for certain assets acquired in January 2003. As a result, there is currently no determination of total assets or net income for the fiscal year ended August 31, 2003.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Peter J. Lazaro                    (203)        563-9430
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [_] Yes  [X] No

     10-QSB for the quarter ended May 31, 2003.
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company generated revenue from the sale of certain securities. Total Assets and Net Income are unable to be estimated until the valuation of certain assets acquired in January 2003 can be determined. An audit to determine those valuations is in process.


                        Shimoda Resources Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date November 28, 2003           By /s/ David J. Mapley, CEO
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